(Excerpt Translation)


                                                               February 20, 2004
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture

                        Report on Number of Listed Shares

We hereby report changes in the number of listed securities, as a result of the exercise of stock acquisition rights, etc. ("Stock Acquisition Rights") in January 2004 (the "Current Month").


1.  Summary
    Number of listed shares as at the end of the            3,609,997,492 shares
    proceeding month

    Total number of shares changed during the                           0 shares
    month

    (out of which, as a result of exercise of Stock                   (0 shares)
    Acquisition Rights)

    (out of which, as a result of other reasons)                      (0 shares)

    Number of listed shares as at the end of the
    Current Month                                           3,609,997,492 shares

2. Stock Acquisition Rights Exercised (Bonds with detachable warrants to subscribe for shares)

    Aggregate face value of the bonds allotted to                JPY 600,000,000
    the outstanding warrants as at the end of the month

    Aggregate face value of the bonds originally                           JPY 0
    allotted to the warrants exercised
    during the month

    Aggregate face value of the bonds as allotted                JPY 600,000,000
    to the outstanding warrants at the end of the Current Month

Details of Shares Delivered (Issued or Transferred) upon Exercise of Stock Acquisition Rights

(1) Number of shares

    Total number of shares delivered during the                         0 shares
    Current Month

    (out of which, number of newly issued shares)                     (0 shares)

    (out of which, number of shares transferred                       (0 shares)
    from treasury shares)

(2) Issue price

    Aggregate issue price during the Current                               JPY 0
    Month

    (out of which, aggregate amount of newly                             (JPY 0)
    issued shares)

    (out of which, aggregate amount of shares                            (JPY 0)
    transferred from treasury shares)